02033845

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 8, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release, dated May 8, 2002, entitled *"Susana Rodríguez Vidarte, Ricardo Lacasa and Román Knörr join the Board of Directors of BBVA"*	3

BBVA

PRESS RELEASE

8 May 2002

SUSANA RODRÍGUEZ VIDARTE, RICARDO LACASA AND ROMÁN KNÖRR JOIN THE BOARD OF DIRECTORS OF BBVA

- **New chairpersons appointed to the Board committees**
- **New, short-term committee set up to draw up the new code of corporate government**

At the proposal of the Chair, Francisco González, the Board has appointed Susana Rodríguez Vidarte, Ricardo Lacasa and Román Knörr as new directors.

The Board has also approved the reorganisation of the Board committees and appointed chairpersons for them. As part of this reorganisation, a short-term committee has been set up to prepare recommendations for the drawing up of a new code of corporate government.

Susana Rodríguez Vidarte is Dean of the La Comercial Faculty of Economics and Business Science at the University of Deusto; Ricardo Lacasa is a former C.E.O. of Banco Popular with broad experience in banking; and Román Knörr is a businessman and the chairman of the Basque employer's association Confebask.

The incorporation of these new directors and the changes in the committees mark a new period for BBVA in which the Board of Directors will play a more active role in monitoring and co-ordinating with the management staff, and in supervising corporate strategy.

Román Knörr also joined the Standing Committee, which is chaired by Francisco González. The remaining members are Jesús María Caínzos, José Ignacio Goirigolzarri, Enrique Medina, José María San Martín and Jaume Tomás. The Monitoring and Compliance Committee will be chaired by Ricardo Lacasa.

A Risks Committee has been set up to replace the Operations Committee. It has overall strategic functions in risk definition, in line with the principles announced by Basle II. This committee will be chaired by Jesús María Caínzos.

The Board of Directors also agreed to reorganise the Remuneration Committee, which is to be chaired by Ignacio Ferrero, so that there are no executive directors among its members. The Board's informative committees will be chaired by Ramón Bustamante.

Finally, the Board has approved the setting up of a new, short-term committee comprising the chairs of the Risks Committee, Jesús María Caínzos, the Monitoring and Compliance Committee, Ricardo Lacasa, the Remuneration Committee, Ignacio Ferrero, and the Director/ Secretary to the Board, José Maldonado. This committee will have the job of drawing up recommendations for the preparation of the new BBVA code of corporate government.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 8, 2002

By: ______________________________
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.